Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

October 25, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Bitcoin ETP Trust File No. 333-260235

Dear Ms. Bednarowski and Mr. Dobbie:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Bitcoin ETP Bitcoin Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 14, 2021 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

Response to Comment 1

The Sponsor, on behalf of the Trust, acknowledges and appreciates the Staff’s comments. Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) has been filed on or about the date hereof in order to respond the Staff’s comments and make other updates to the Registration Statement.

Comment 2 – General

Please disclose all omitted information as soon as it has been determined. By way of example, we note that you omit the identification of the initial Authorized Participant, the Exchange, the Transfer Agent, the Marketing Agent and the cash custodian, as well as inclusion of the material agreements as exhibits to the Registration Statement. Please revise to include this information in a subsequent amendment to the Registration Statement. Please also acknowledge that the Staff will need sufficient time to review this information when it is included in a subsequent amendment.

October 25, 2023

Response to Comment 2

Pursuant to the Staff’s comment, the Registration Statement has been updated to provide all requested information that is currently available. The Registration Statement will be further amended at a future date to include all currently omitted information. The Sponsor, on behalf of the Trust, represents that such amendment will take place prior the Trust requesting acceleration of the effectiveness of the Registration Statement. The Sponsor confirms the Registration Statement will be amended with executed agreements prior to the time of its request for acceleration of effectiveness of the Registration Statement. The Sponsor acknowledges that the Staff will need time to review such information.

Comment 3 – General

The Staff refers the Trust to the Staff’s December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to the Trust’s facts and circumstances and revise the disclosure accordingly.

Response to Comment 3

The Sponsor, on behalf of the Trust, has set forth its responses below to Comments 1 through 16 in the above-referenced letter.

1.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

The Sponsor refers the Staff to the sections of the prospectus entitled “Risk Factors” and “Bitcoin, Bitcoin Market and Regulation of Bitcoin.” The disclosure therein contains disclosure which discusses the implications of recent developments in the digital asset market. As the Trust as no operating history, these developments have not had any impact on the financial condition and results of operations. To the extent similar events occur in the future and have such an impact, appropriate disclosure would be included in the Trust’s periodic reports filed pursuant to the Securities Exchange Act of 1934 in a prospectus or prospectus supplement, as applicable.

October 25, 2023

2.	To the extent material, discuss how the bankruptcies of XX and XX and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

The Trust has not yet commenced operations and therefore does not have material assets that may not be recovered due to the bankruptcies or has been misappropriated. The Sponsor confirms that none of the service providers that the Trust has engaged or contemplates engaging have been materially affected by any prominent bankruptcies and other notable events in the digital asset industry. Nonetheless, the Registration Statement, as reflected in the Amendment, now contains extensive disclosure regarding the bankruptcies of FTX, BlockFi Inc., Genesis Global Capital, LLC, Celsius Network, Voyager Digital Ltd., and Three Arrows Capital. Such disclosure can be found in the section of the prospectus entitled “Risk Factors.”

3.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

●	Have the crypto assets of their customers unaccounted for.

●	Have experienced material corporate compliance failures.

At this time, the Sponsor is unaware of any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to: (i) have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them; (ii) have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets; (iii) have the crypto assets of their customers unnacounted for; or (iv) have experienced material corporate compliance failures.

October 25, 2023

4.	If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

With respect to the safeguarding of the Trust’s digital assets, the Sponsor refers the Staff to the disclosure set forth in the section of the prospectus entitled “Custody of the Trust’s Assets,” which includes a description of the safekeeping procedures used by the Trust’s Bitcoin Custodian to hold the Trust’s bitcoin. With respect to policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest, the Sponsor refers the Staff to the disclosure set forth in the section of the prospectus entitled “Conflicts of Interest” and Response to Comment 11 below.

5.	Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.

As the Trust has not commenced operations, this comment is inapplicable to the Trust and the Registration Statement.

6.	We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

The Trust will not issue crypto assets or hold crypto assets on behalf of third parties. Accordingly, the Sponsor does not believe this comment is applicable to the Trust and the Registration Statement.

7.	To the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

October 25, 2023

The Trust will not issue crypto assets. Accordingly, the Sponsor does not believe this comment is applicable to the Trust and the Registration Statement.

8.	Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

The Sponsor refers the Staff to the sections of the prospectus entitled “Risk Factors” and “Creation and Redemption of Shares – Suspension or Rejection of Redemption Orders.” In particular, the Sponsor refers the Staff to the risk entitled “Investors may be adversely affected by creation or redemption orders that are subject to postponement, suspension or rejection under certain circumstances” on page 21.

9.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

The sole purpose of the Trust is to hold bitcoin for the benefit of its Shareholders. The Trust does not engage in any other activities in the digital asset market. Therefore, the Sponsor does not view the risk of any reputational harm as material in light of the circumstances.

10.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

The Shares of the Trust are offered and sold only to Authorized Participants who are registered broker-dealers under the Securities Exchange Act of 1934, members of the Financial Industry Regulatory Authority Inc. and have been confirmed to be U.S. Persons.

11.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

October 25, 2023

The Trust refers the Staff to the sections of the prospectus entitled “Bitcoin, Bitcoin Market and Regulation of Bitcoin – Regulation of Bitcoin” and “Risk Factors – Regulatory Risk.” Each highlighted section contains voluminous disclosure regarding material risks to the Trust from the possibility of regulatory developments related to crypto assets and crypto asset markets as well as identifying material pending crypto legislation or regulation and describing any material effects it may have on the Trust’s business, financial condition, and results of operations.

12.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

The Sponsor refers the Staff to the sections of the prospectus entitled “Bitcoin, Bitcoin Market and Regulation of Bitcoin – Regulation of Bitcoin” and “Risk Factors – Regulatory Risk.” Each highlighted section contains voluminous disclosure regarding material risks faced by the Trust related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

13.	Describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

The Sponsor refers the Staff to the following sections of the prospectus, each of which contains disclosure directly responsive to the Staff’s comment: “Risk Factors,” “Custody of the Trust’s Assets” and “Conflicts of Interest.”

14.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

The Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors,” specifically the risks entitled: “Security threats and cyber-attacks could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the price of the Shares” on page 22 and “The Trust’s risk management processes and policies may prove to not be adequate to prevent any loss of the Trust’s bitcoin” on page 23.

October 25, 2023

15.	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

The Trust has not yet commenced operations and therefore this comment is not applicable. However, the Registration Statement does include the risks of the impact of crypto asset market disruptions on bitcoin liquidity and how such events may affect the Trust in the future. See the section of the prospectus entitled “Risk Factors,” sepecificially “The price of Bitcoin has exhibited periods of extreme volatility, which could have a negative impact on the performance of the Trust” on page 8.

16.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.

The Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors” generally, but in particular, the risk entitled “The price of Bitcoin has exhibited periods of extreme volatility, which could have a negative impact on the performance of the Trust” on page 8.

●	Risk of loss of customer demand for your products and services.

The Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors,” specifically “The development and commercialization of the Trust is subject to competitive pressures” on page 24.

●	Financing risk, including equity and debt financing.

The Trust will not use any form of financing. Accordingly, this comment is inapplicable.

●	Risk of increased losses or impairments in your investments in other assets.

The Trust will only invest in bitcoin. The Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors,” which contains numerous references to the fact that the Trust may experience losses in its investments in bitcoin.

October 25, 2023

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

There are no pending or known to be threatened legal proceedings or government investigations against the Trust or its affiliates related to the activities of the Trust.

●	Risks from price declines or price volatility of crypto assets.

The Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors,” specifically “The price of Bitcoin has exhibited periods of extreme volatility, which could have a negative impact on the performance of the Trust” on page 8.

Comment 4 – Risk Factors

Please provide a materially complete description of the risks related to bitcoin and the bitcoin network, including, for example, the risks presented by the existence of bitcoin “whales” and the concentration in bitcoin ownership. Please also discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated, including, for example, the risks of fraud, manipulation, wash-trading and front-running.

Response to Comment 4

In response to the Staff’s comment, the Sponsor has revised the Registration Statement to include “Risks Associated with the Market for Bitcoin” to the section of the prospectus entitled “Risk Factors.” That disclosure is set forth below.

Risks Associated with the Market for Bitcoin

The venues through which bitcoin trades are relatively new and may be more exposed to operational problems or failure than trading venues for other assets, which could adversely affect the value of bitcoin and therefore adversely affect an investment in the Shares.

Venues through which bitcoin trades are relatively new. Bitcoin trading venues are generally subject to different regulatory requirements than venues for trading more traditional assets, and may be subject to limited or no regulation, especially outside the U.S. Furthermore, many such trading venues, including exchanges and over-the-counter trading venues, do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. Bitcoin trading venues may impose daily, weekly, monthly or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of bitcoin for fiat currency difficult or impossible. Participation in bitcoin trading on some venues requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account, which could discourage trading on those venues.

October 25, 2023

Over the past several years, a number of bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller trading venues are less likely to have the infrastructure and capitalization that make larger trading venues more stable, larger trading venues are more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems). For example, in 2014, the largest bitcoin exchange at the time, Mt. Gox, filed for bankruptcy in Japan amid reports the exchange lost up to 850,000 bitcoin, valued then at over $450 million.

As another example, in January 2015, Bitstamp announced that approximately 19,000 bitcoin had been stolen from its operational or “hot” wallets. In August 2016, it was reported that almost 120,000 bitcoin worth around $78 million were stolen from Bitfinex, a large bitcoin exchange. The value of bitcoin immediately decreased by more than 10% following reports of the theft at Bitfinex. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset exchange Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, Japan-based exchange Coincheck reported that over $500 million worth of the digital asset NEM had been lost due to hacking attacks, resulting in significant decreases in the prices of bitcoin, ether and other digital assets as the market grew increasingly concerned about the security of digital assets. Following South Korean-based exchange Coinrail’s announcement in early June 2018 about a hacking incident, the price of bitcoin and ether dropped more than 10%. In September 2018, Japan-based exchange Zaif announced that approximately $60 million worth of digital assets, including bitcoin, was stolen due to hacking activities. In May 2019, one of the world’s largest digital asset exchanges, Binance, was hacked, resulting in losses of approximately $40 million. Further, in November 2022, FTX, one of the largest digital asset exchanges by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior. Various claims and issues related to FTX have not yet been resolved.

October 25, 2023

Bitcoin trading venues that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers to the same extent as regulated securities exchanges or futures exchanges.

Some academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain bitcoin exchanges. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling bitcoin and bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets.

October 25, 2023

Furthermore, many bitcoin trading venues lack certain safeguards put in place by exchanges for more traditional assets to enhance the stability of trading on the exchanges and prevent “flash crashes,” such as limit-down circuit breakers. As a result, the prices of bitcoin on trading venues may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. The lack of certain safeguards also may permit “front-running” (trading by other persons ahead of the Trust with the intention of obtaining better results than the Trust). Such trading could occur in the event that an individual associated with a trading venue uses information regarding the Trust’s trading activity to the detriment of the Trust. In addition, the lack of trading safeguards may permit “wash-trading” (sales of bitcoin by the Trust for a loss followed by repurchases of bitcoin that, under IRS rules, may prevent the Trust from claiming a tax loss on the sale of bitcoin).

Operational problems or failures by bitcoin trading venues and fluctuations in bitcoin prices may reduce confidence in these venues or in bitcoin generally, which could adversely affect the price of bitcoin and therefore adversely affect an investment in the Shares.

October 25, 2023

Ownership of bitcoin is pseudonymous, and the supply of accessible bitcoin is unknown. Entities with substantial holdings in bitcoin may engage in large-scale sales or distributions, either on nonmarket terms or in the ordinary course, which could result in a reduction in the price of bitcoin and adversely affect an investment in the Shares.

There is no registry showing which individuals or entities own bitcoin or the quantity of bitcoin that is owned by any particular person or entity. It is possible, and in fact, reasonably likely, that a small group of early bitcoin adopters hold a significant proportion of the bitcoin that has been created to date. There are no regulations in place that would prevent a large holder of bitcoin from selling bitcoin it holds. To the extent such large holders of bitcoin engage in large-scale sales or distributions, either on nonmarket terms or in the ordinary course, it could result in a reduction in the price of bitcoin and adversely affect an investment in the Shares. For example, in March 2018, it was reported that the trustee overseeing the bankruptcy of the Mt. Gox exchange had sold roughly $400 million worth of bitcoin and bitcoin cash belonging to the Mt. Gox bankruptcy estate. While the trustee has publicly stated that the sale was conducted in a manner that would avoid affecting the market price, others have speculated that corresponding reductions in the trading price of bitcoin were a result of these large sales. A significant quantity of bitcoin and bitcoin cash remain in the Mt. Gox bankruptcy estate, and the process for selling the estate’s remaining bitcoin and bitcoin cash has not yet been determined. Further large-scale sales or distributions, either by the Mt. Gox bankruptcy estate or other entities with substantial holdings, could result in selling pressure that may reduce the price of bitcoin and adversely affect an investment in the Shares.

Comment 5 – Risk Factors

Please revise the disclosure to address the competition you will face in launching and sustaining the Trust. Please also revise the risk factors to address the risks associated with this competition, including the risk that the Trust’s timing in reaching the market and the Trust’s fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of the product.

October 25, 2023

Response to Comment 5

Pursuant to the Staff’s comment, the Sponsor has revised the following risk factor in the section of the prospectus entitled “Risk Factors” as set forth below.

The development and commercialization of the Trust is subject to competitive pressures.

The Trust and the Sponsor face competition with respect to the creation of competing products. The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. These competitors may also compete with the Sponsor in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Sponsor’s competitors may commercialize a product involving bitcoin more rapidly, effectively or for a lower fee than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust, which in turn could cause the Sponsor to dissolve and terminate the Trust. For exchange-traded products similar to the Trust, there have been significant “first-mover” advantages in terms of asset gathering, trading volume and media coverage. In many cases, the first mover in an asset class has been able to maintain these advantages for extended periods.

In addition, the Trust will compete with direct investments in bitcoin, bitcoin futures-based products, other digital assets and other potential financial vehicles, possibly including securities backed by or linked to digital assets and other investment vehicles that focus on other digital assets. Market and financial conditions, and other conditions beyond the Trust’s control, may make it more attractive to invest directly or in other vehicles, which could adversely affect the performance of the Trust.

To the extent that the Trust incurs transaction expenses in connection with the creation and redemption process, litigation expenses, indemnification obligations under the Trust’s service provider agreements and other extraordinary expenses that are not borne by the Sponsor, such expenses will be borne by the Trust. To the extent that the Trust fails to attract a sufficiently large amount of investors, the effect of such expenses on the value of the Shares may be significantly greater than would be the case if the Trust had attracted more assets.

October 25, 2023

Comment 6 – The CME US Reference Rate

Please revise your disclosure to provide a materially complete description of the reference rate methodology. Please also address the following in your disclosure regarding the reference rate:

●	Include a table with market share and volume information for each constituent trading platform used to calculate the CME US Reference Rate;

●	Explain how the identified trading platforms are selected and describe how the CME US Reference Rate is calculated by providing an example of the calculation;

●	Disclose the extent to which the Sponsor has discretion to select a different reference rate; and

●	Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the reference rate, and, if so, how the Sponsor will notify the investor of such changes.

Response to Comment 6

Pursuant to the Staff’s comment, the Sponsor has significantly revised the section of the prospectus entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant” to be responsive to the Staff’s comments.

Comment 7 – Calculation of NAV

Please include a materially complete description of the methodology to be used to calculate NAV and disclose how the Trust will value its bitcoin holdings for GAAP purposes. Please also inform the Staff how the Trust intends to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how the Trust’s valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

October 25, 2023

Response to Comment 7

The Sponsor refers the Staff to the sections of the prospectus entitled “Calculation of NAV” and “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant.”

Comment 8 – Custody of the Trust’s Assets

Please revise to provide a materially complete discussion of the Trust’s bitcoin custody arrangements. For example, please consider addressing the following:

●	Describe the material terms of the Trust’s agreement with the Custodian;

●	Describe how the Custodian will store the private keys, including whether they will be commingled with assets of other customers, and the geographic location where they will be stored;

●	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

●	Disclose whether and to what extent the Custodian carries insurance for any losses of the bitcoin that it custodies for the Trust.

Response to Comment 8

Pursuant to the Staff’s comment, the Sponsor has significantly revised the section of the prospectus entitled “Custody of the Trust’s Assets” to be responsive to the Staff’s comments. A summary of the material terms of the Trust’s agreement with the Custodian will be provided in a future pre-effective amendment to the Registration Statement.

Comment 9 – Plan of Distribution

Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:

●	Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

October 25, 2023

●	Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent transactions between the Authorized Participants and the custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response to Comment 9

The Sponsor refers the Staff to the section of the prospectus entitled “Creation and Redemption of Shares,” which has been updated in accordance with the Staff’s comments. In addition:

●	With respect to the potential impact on the arbitrage mechanism of the price volatility, trading volume and price differentials across bitcoin trading platforms, the Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors,” specifically “The inability of Authorized Participants and market makers to hedge their bitcoin exposure may adversely affect the liquidity of Shares and the value of an investment in the Shares.”

●	With respect to the potential impact on the arbitrage mechanism due to fraud, failures, security breaches, the Sponsor refers the Staff to the section of the prospectus entitled “Risk Factors,” specifically “The venues through which bitcoin trades are relatively new and may be more exposed to fraud, operational problems or failure than trading venues for other assets, which could adversely affect the value of bitcoin and therefore adversely affect an investment in the Shares.”

●	The Sponsor refers the Staff to the sections of the prospectus entitled “Creation and Redemption of Shares – Rejection of Purchase Orders” “Creation and Redemption of Shares – Suspension or Rejection of Redemption Orders” and the Risk Factor “Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, suspension or rejection under certain circumstances.”

October 25, 2023

Comment 10 – Creation and Redemption of Shares

Please discuss whether and to what extent the size of the Trust’s creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Response to Comment 10

The Sponsor refers the Staff to the section of the prospectus entitled “Creation and Redemption of Shares.” In addition, the disclosure set forth in the section of the prospectus entitled “Plan of Distribution – Authorized Participants” has been revised in accordance with the Staff’s comment as follows:

The offering of the Shares is a best efforts offering. The Trust continuously offers Creation Units consisting of 25,000 Shares to Authorized Participants. Authorized Participants pay a transaction fee for each order they place to create or redeem one or more Creation Units. The Sponsor believes that the Creation Unit size of 25,000 Shares will enable Authorized Participants to manage inventory and facilitate an effective arbitrage mechanism for the Trust, however, the Sponsor may adjust of the Creation Units in order to improve the effectiveness of the activities of Authorized Participants in the secondary market for the Shares if the Sponsor determines it to be necessary or advisable.

Additionally, the following has been added to the disclosure:

Certain Authorized Participants are expected to be capable of participating directly in the spot markets. Some Authorized Participants or their affiliates may from time to time buy or sell bitcoin and may profit in these instances. To the extent that the activities of Authorized Participants have a meaningful effect on the bitcoin market, it could effect the price of bitcoin and impact the ability of the Authorized Participants to effectively arbitrage the difference between the price of which the shares trade and the net asset value of the Trust. The Sponsor believes that the size and operation of the bitcoin market, relative to the expected volume of creation and redemption activity, make it unlikely that Authorized Participants’ direct activities in the bitcoin or securities markets will significantly affect the price of bitcoin or the Shares.

October 25, 2023

Comment 11 – Conflicts of Interest

Please revise to disclose all existing and potential conflicts of interest between the Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether the Trust has a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to its employees, the Sponsor, or any of its affiliates.

Response to Comment 11

The Sponsor refers the Staff to the section of the prospectus entitled “Conflicts of Interests.” The Sponsor is covered by an organization-wide code of ethics, which requires pre-clearance of any transaction in bitcoin and/or any derivatives contract referencing bitcoin in an amount equal to or greater than $5,000.

Comment 12– Experts

Please revise the Section entitled “Experts” to include the information thereunder in a subsequent amendment to the Registration Statement.

Response to Comment 12

This section will be completed in a subsequent pre-effective amendment to the Registration Statement.

Comment 13 – Financial Statements

Please confirm the Trust will file audited financial statements in a pre-effective amendment as soon as they are available in order to allow the Staff sufficient time to complete its review.

Response to Comment 13

The Sponsor confirms the audited financial statements and the opinion and consent of the Trust’s independent accounting firm will be provided prior to requesting effectiveness of the Trust’s Registration Statement and acknowledges that the Staff will need time to review such information.

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October 25, 2023

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP